Exhibit 99.1

B Communications Reports Financial Results

For the Third Quarter of 2015

- Board of Directors Approves Dividend of NIS 1.27 per Share; Company’s Third Consecutive Quarterly Dividend -

Ramat Gan, Israel – November 19, 2015 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ), today reported its financial results for the third quarter of 2015.

"During the quarter, we continued to execute our business plan, declaring a dividend for the third consecutive quarter while continuing to reduce our leverage" said Doron Turgeman, CEO of B Communications. "Since the beginning of 2015, we have reduced our net debt by more than NIS 220 million, while paying out cash dividends of NIS 127 million. The Board’s decision to distribute a dividend for the third consecutive quarter, as well as our ongoing deleveraging process, reflects the significant improvements we have made to our capital structure. With our balance sheet in good shape, we believe now is the right time to return capital to our shareholders, while continuing to maintain sufficient resources to service our debt. We intend to continue to take advantage of Bezeq's cash generation power to further strengthen our financial position and liquidity”.

Dividend Distribution: On November 19, 2015, the Company's Board of Directors declared a cash dividend of NIS 38 million ($10 million), or NIS 1.27 ($0.32) per share. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on December 10, 2015. The payment date will be December 23, 2015. The actual amount of dividends to be paid in US dollars will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on December 10, 2015.

Dividend from Bezeq: On August 30, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 933 million ($238 million) representing Bezeq’s profits for the first half of 2015, excluding its NIS 12 million ($3 million) revaluation gain arising from its gaining control over Yes. The dividend was paid on October 26, 2015 to shareholders of record as of October 12, 2015. B Communications’ share of the dividend distribution was NIS 286 million ($73 million).

Bezeq’s Results: For the third quarter of 2015, the Bezeq Group reported revenues of NIS 2.60 billion ($663 million) and operating profit of NIS 652 million ($166 million). Bezeq’s EBITDA for the third quarter totaled NIS 1.11 billion ($283 million), representing an EBITDA margin of 42.6%. Net profit for the period attributable to Bezeq’s shareholders totaled NIS 407 million ($104 million). Bezeq's cash flow from operating activities during the period totaled NIS 1,050 million ($268 million).

Notes Repurchase Program: On August 10, 2014 the Company announced that its Board of Directors had approved the buyback of up to $50 million of the Notes. Through the end of the third quarter of 2015, the Company purchased $15.3 million par value of the Notes. During the fourth quarter of 2015 and through November 19, 2015, the Company purchased an additional $11.6 million par value of the Notes.

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Cash and Debt Position: As of September 30, 2015, B Communications’ unconsolidated cash and cash equivalents, short term investments and dividend receivable, totaled NIS 1.17 billion ($299 million) and its financial liabilities totaled NIS 3.62 billion ($923 million) including NIS 2.82 billion ($719 million) of 7⅜% Senior Secured Notes (the “Notes”), NIS 700 million ($179million) of Series B Debentures (both include accrued interest and unamortized premiums, discounts and debt issuance costs), and a NIS 99 million ($25 million) tax liability.

B Communications’ Unconsolidated Balance Sheet Data (in millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	September 30,	September 30,	September 30,
	2014	2015	2015
	NIS	NIS	US$
Financial liabilities
7⅜% Senior Secured Notes (1)	2,851	2,821	719
Series B Debentures	697	700	179
Tax liability(2)	-	99	25
Total	3,548	3,620	923

Liquidity balances
Lockbox account(3)	293	423	108
Unrestricted cash(4)	406	465	118
Dividend receivable	391	286	73
Total	1,090	1,174	299

(1)	The Notes balance is the sum of (a) the NIS amount equivalent (NIS 2,561 million) of the $725 million hedge that was established on the date the Notes were issued, (b) $59.7 million (the residual balance of our Notes that was not hedged) multiplied by the representative rate of exchange as of September 30, 2015 (NIS 3.923 = U.S. $1.00) and (c) accrued interest and unamortized debt issuance costs.

(2)	On January 22, 2015, B Communications entered into a Tax Assessment Agreement with the Israeli Tax Authority (the “Agreement”) with respect to (i) a final tax assessment with respect to tax years 2007-2009, and (ii) a final tax assessment with respect to the sale of its legacy communications business that was completed on January 31, 2010. According to the Agreement, B Communications agreed to pay the Israeli Tax Authority NIS 148 million ($38 million) including interest and CPI linkage differences, in 24 monthly installments starting in February 2015.

(3)	Lockbox account - one or more accounts designated as a lockbox account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as collateral to the security agent for the benefit of the holders of the Notes. Amounts from prior periods are shown as comparative data and reflect amounts that were maintained by B Communications (SP-2) Ltd. but not in a lockbox account.

(4)	Unrestricted cash - any funds, property or assets (including any property or assets acquired with or earned on such unrestricted cash) not expressly required by the terms of the Indenture for the secured Notes to be deposited in or allocated to the lockbox account and any other funds with respect to which the Indenture expressly provides constitute unrestricted cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the lockbox account; provided that no specified shares or collateral shall constitute unrestricted cash.

B Communications Cash Management: B Communications manages its cash balances according to an investment policy that was established by its Board of Directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to B Communications’ investment policy, approximately 80% of the funds must be invested in investment-grade securities.

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B Communications Third Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the third quarter of 2015 totaled NIS 2.60 billion ($663 million), a 16.6% increase compared to the NIS 2.23 billion reported in the third quarter of 2014. The increase resulted from the full consolidation of Yes beginning in the second quarter of 2015. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating income for the third quarter of 2015 totaled NIS 526 million ($134 million), a 1.9% increase compared to NIS 516 million reported in the third quarter of 2014.

B Communications’ consolidated net income for the third quarter of 2015 totaled NIS 259 million ($66 million), an 18.3% increase compared with NIS 219 million reported in the third quarter of 2014.

B Communications Third Quarter Unconsolidated Financial Results

As of September 30, 2015, B Communications held approximately 31% of Bezeq's outstanding shares. Accordingly, B Communications’ interest in Bezeq's net income for the third quarter of 2015 totaled NIS 125 million ($32 million), compared to NIS 132 million reported in the third quarter of 2014.

During the third quarter of 2015, B Communications recorded net amortization expenses of NIS 26 million ($6 million) related to its Bezeq purchase price allocation (“Bezeq PPA”). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until September 30, 2015, B Communications has amortized approximately 70% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications’ unconsolidated net financial expenses for the third quarter of 2015 totaled NIS 59 million ($15 million) compared to net financial expenses of NIS 99 million in the third quarter of 2014. Financial expenses during the third quarter of 2015 included NIS 70 million ($18 million) related to the publicly traded Series B Debentures and the Notes, which was partially offset by financial profit of NIS 11 million ($3 million) generated by short term investments.

B Communications’ net income attributable to shareholders for the third quarter of 2015 was NIS 38 million ($10 million) compared to the net loss of NIS 2 million reported in the third quarter of 2014.

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	September 30,	September 30,	September 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(59)	(15)	(99)	(508)
Operating and tax expenses	(2)	(1)	(1)	(15)
PPA amortization, net	(26)	(6)	(34)	(148)
Interest in Bezeq's net income	125	32	132	650
Net income (loss)	38	10	(2)	(21)

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Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended September 30, 2015. For a full discussion of Bezeq’s results for the quarter ended September 30, 2015, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3 2015	Q3 2014	% change
	(NIS millions)

Revenues	2,602	2,232	16.6%
Operating profit	652	671	-2.8%
EBITDA	1,109	998	11.1%
EBITDA margin	42.6%	44.7%
Net profit	407	428	-4.9%
Diluted EPS (NIS)	0.15	0.16	-6.3%
Cash flow from operating activities	1,050	950	10.5%
Payments for investments	427	322	32.6%
Free cash flow [1]	645	700	-7.9%
Net debt/EBITDA (end of period) [2]	2.10	1.40

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the third quarter of 2015 amounted to NIS 2.60 billion ($663 million) compared with NIS 2.23 billion in the corresponding quarter of 2014, an increase of 16.6%. The increase was related to the consolidation of NIS 446 million ($114 million) of Yes revenues in addition to an increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increase was partially offset by lower revenues at Pelephone.

Salary expenses of the Bezeq Group in the third quarter of 2015 amounted to NIS 506 million ($129 million) compared with NIS 437 million in the corresponding quarter of 2014, an increase of 15.8%. The increase was due to the consolidation of NIS 69 million ($18 million) of Yes salary expenses in the third quarter of 2015. The increase was partially offset by a decrease in salary expenses of Pelephone due to continued streamlining efforts.

Operating expenses of the Bezeq Group in the third quarter of 2015 amounted to NIS 1.00 billion ($255 million) compared with NIS 822 million in the corresponding quarter of 2014, an increase of 21.7%. The increase was due to the consolidation of NIS 225 million ($57 million) of Yes operating expenses. The increase was partially offset by a decrease in operating expenses at Pelephone and Bezeq Fixed-Line due to continued streamlining procedures.

Depreciation and amortization expenses of the Bezeq Group in the third quarter of 2015 amounted to NIS 457 million ($116 million) compared with NIS 327 million in the corresponding quarter of 2014, an increase of 39.8%. The increase was due to the consolidation of NIS 78 million ($20 million) of Yes depreciation and amortization expenses in the third quarter of 2015, as well as from the amortization of purchase price allocation costs incurred from Bezeq’s gaining control over Yes.

Other operating income of the Bezeq Group in the third quarter of 2015 amounted to NIS 13 million ($3 million) compared with NIS 25 million in the corresponding quarter of 2014, a decrease of 48.0%. The decrease in other operating income was due to lower capital gains from real estate sales.

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Operating profit of the Bezeq Group in the third quarter of 2015 amounted to NIS 652 million ($166 million) compared with NIS 671 million in the corresponding quarter of 2014, a decrease of 2.8%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the third quarter of 2015 amounted to NIS 1.11 billion ($283 million) (EBITDA margin of 42.6%) compared with NIS 998 million (EBITDA margin of 44.7%) in the corresponding quarter of 2014, an increase of 11.1%.

Net Financial expenses of the Bezeq Group in the third quarter of 2015 amounted to NIS 100 million ($25 million) compared with NIS 39 million in the corresponding quarter of 2014, an increase of 156.4%. The increase was primarily due to financing income of NIS 61 million ($16 million) from shareholder loans to Yes, which were recorded in the corresponding quarter of 2014.

Net profit of the Bezeq Group in the third quarter of 2015 amounted to NIS 407 million ($104 million) compared with NIS 428 million in the corresponding quarter of 2014, a decrease of 4.9%.

Cash flow from operating activities of the Bezeq Group in the third quarter of 2015 amounted to NIS 1.05 billion ($268 million) compared with NIS 950 million in the corresponding quarter of 2014, an increase of 10.5%. The increase in cash flow from operating activities was primarily due to the consolidation of NIS 145 million ($37 million) of Yes cash flows from operating activities, as well as improved cash flows from operations from Bezeq Fixed-Line that was partially offset by lower cash flows from operations from Pelephone due to a decrease in profitability and changes in working capital.

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2015 amounted to NIS 427 million ($109 million) compared with NIS 322 million in the corresponding quarter of 2014, an increase of 32.6%. The increase in investments was primarily due to the consolidation of NIS 75 million ($19 million) investments by Yes, as well as an increase in investments by Bezeq Fixed-Line.

Free cash flow of the Group in the third quarter of 2015 amounted to NIS 645 million ($164 million) compared with NIS 700 million in the corresponding quarter of 2014, a decrease of 7.9%.

Net financial debt of the Bezeq Group amounted to NIS 8.93 billion ($2.28 billion) at September 30, 2015 compared with NIS 6.27 billion as of September 30, 2014. At September 30, 2015, the Bezeq Group's net financial debt to EBITDA ratio was 2.10, compared with 1.40 on September 30, 2014.

Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of September 30, 2015 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2015 (NIS 3.923 = U.S. $ 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

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These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Philip Carlson / Brad Nelson – KCSA

bcom@kcsa.com / Tel: +1-212-896-1233 / 1217

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B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	1,037	264	1,617	713
Restricted cash	8	2	4	65
Investments, including derivatives	1,999	509	3,173	3,102
Trade receivables, net	2,203	562	2,224	2,227
Other receivables	219	56	290	243
Inventory	90	23	83	96
Assets classified as held-for-sale	23	6	144	52

Total current assets	5,579	1,422	7,535	6,498

Investments, including derivatives	307	78	85	271
Long-term trade and other receivables	643	164	567	566
Property, plant and equipment	7,302	1,861	6,491	6,572
Intangible assets	7,482	1,907	6,037	5,908
Deferred and other expenses	364	93	368	364
Broadcasting rights	458	117	-	-
Investment in equity-accounted investee	27	7	1,043	1,057
Deferred tax assets	860	219	6	-

Total non-current assets	17,443	4,446	14,597	14,738

Total assets	23,022	5,868	22,132	21,236

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B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
Liabilities
Bank loans and credit and debentures	2,134	544	1,511	1,501
Trade payables	949	242	572	664
Related party	101	26	-	-
Other payables including derivatives	954	243	861	741
Dividend payable	647	165	876	-
Current tax liabilities	801	204	728	671
Provisions	87	22	124	62
Employee benefits	268	68	358	259
Total current liabilities	5,941	1,514	5,030	3,898

Bank loans and debentures	12,675	3,231	12,473	12,357
Employee benefits	259	66	231	233
Other liabilities	212	54	180	256
Provisions	70	18	69	69
Deferred tax liabilities	761	194	865	835
Total non-current liabilities	13,977	3,563	13,818	13,750

Total liabilities	19,918	5,077	18,848	17,648

Equity
Total equity attributable to equity holders
of the Company	977	249	885	961
Non-controlling interests	2,127	542	2,399	2,627

Total equity	3,104	791	3,284	3,588

Total liabilities and equity	23,022	5,868	22,132	21,236

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B Communications Ltd.

Condensed Consolidated Statements of Income for the

(In millions except per share data)

	Nine months period ended			Three months period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience			Convenience
		translation into			translation into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2015	2015	2014	2015	2015	2014	2014
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	7,379	1,881	6,793	2,602	663	2,232	9,055

Cost and expenses
Depreciation and amortization	1,588	405	1,422	577	147	481	1,873
Salaries	1,444	368	1,328	507	129	437	1,770
General and operating expenses	2,806	715	2,516	1,002	256	823	3,368
Other operating income, net	(103)	(26)	(561)	(10)	(3)	(25)	(535)

	5,735	1,462	4,705	2,076	529	1,716	6,476

Operating income	1,644	419	2,088	526	134	516	2,579

Financing expenses, net	460	117	602	154	39	131	611

Income after financing expenses, net	1,184	302	1,486	372	95	385	1,968

Share of loss (income) in equity-accounted investee	(15)	(4)	132	1	*	34	170

Income before income tax	1,199	306	1,354	371	95	351	1,798

Income tax	368	94	526	112	29	132	667

Net income for the period	831	212	828	259	66	219	1,131

Income (loss) attributable to:
Owners of the company	107	27	(98)	38	10	(2)	(21)
Non-controlling interests	724	185	926	221	56	221	1,152

Net income for the period	831	212	828	259	66	219	1,131

Earnings per share
Net income (loss), basic	3.56	0.91	(3.29)	1.25	0.32	(0.06)	(0.70)
Net income (loss), diluted	3.50	0.89	(3.38)	1.24	0.31	(0.08)	(0.81)

* Represents an amount less than US$1.

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B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

(In millions)	Three months period ended
	September 30,
		Convenience
		translation into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS	US$	NIS

Operating income	652	166	671
Depreciation and amortization	457	117	327

EBITDA	1,109	283	998

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three months period ended
	September 30,
		Convenience
		translation into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS	US$	NIS

Cash flow from operating activities	1,050	268	950
Purchase of property, plant and equipment	(373)	(95)	(272)
Investment in intangible assets and deferred expenses	(54)	(14)	(50)
Proceeds from the sale of property, plant and equipment	22	5	72

Free cash flow	645	164	700

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